Exhibit (a)(31)

Set forth below is an excerpt from the Aspen earnings release conference call on July 24, 2014, which discusses the unsolicited exchange offer by Endurance Specialty Holdings Ltd.:

Excerpt:

Brian Meredith — UBS — Analyst: ……..and then secondly, Chris, I’m just curious, there was some discussion,….G&A expenses up because of some additional incentive comp. Some of the distractions with this Endurance stuff that is going on right now, has that resulted in you having to have any stay bonuses and stuff to retain people?

Chris O’ Kane — Aspen Insurance Holdings Limited — CEO: I think we talked about that on the last call and we were just in the process of putting those payments in place at that time. We did that. We haven’t done anything more of that, which is good. Those are essential retention payments, they are not huge but there is potential for the key individuals concerned and they do require those people to be working successfully with us at the end of a certain period of time. The good news is that employee retention has been very high, actually. Although many, many competitors – and I think that’s perfectly understandable – do approach our guys and say, you know, “You like working where you’re working, but something bad might be about to happen to you. You might want to avoid that and move jobs now.” In fact, for our underwriters, I think at the moment, and I touch wood as I say this, 100% of our underwriters have decided to remain with us, which is great. And because they remain with us, so the client and the broker remain with us, which means that we can keep on driving growth. So it’s a pretty good news story so far.